UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 5 August 2020
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Directors: C A Carolus (Chair), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani
#
, P J Bacchus
†
, T
P Goodlace, C E Letton^, P Mahanyele –Dabengwa, R P Menell. S P Reid^, Y G H Suleman
^Australian,
†
British,
#
Ghanaian, ** Executive Director
Company Secretary: A Weststrate
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Investor Enquiries

Avishkar Nagaser
Tel
+27 11 562 9775
Mobile    +27 82 312 8692
email
Avishkar.Nagaser@
goldfields.com

Thomas Mengel
Tel
+27 11 562 9849
Mobile    +27 72 493 5170
email
Thomas.Mengel@
goldfields.com

Media Enquiries

Sven Lunsche
Tel
+27 11 562 9763
Mobile    +27 83 260 9279
email
Sven.Lunsche@
goldfields.com
M E D I A   R E L E A S E
Trading statement for H1 2020

Johannesburg, 5 August 2020: Gold Fields Limited (Gold Fields)
(JSE, NYSE: GFI) advises that basic earnings per share for the six months ended 30 June 2020 (H1 2020) are expected to be between
US¢17.1-18.9 per share, an increase of 90-110% (US¢8.1-9.9 per share) from the basic earnings of US¢9.0 per share reported for the six months ended 30 June 2019 (H1 2019).

Headline earnings per share (HEPS) for H1 2020 are expected to be
US¢19.5-20.5 per share, 290-310% (US¢14.5-15.5 per share) higher than the US¢5.0 per share reported for H1 2019.

Normalised earnings for H1 2020 are expected to be US¢35.5-38.5 per share, 137-157% (US¢20.5-23.5 per share) higher than the
US¢15.0 per share reported for H1 2019.

The increase in earnings for the period is driven largely by the increase in the gold price received.

Attributable gold equivalent production for the six months ended
30 June 2020 increased marginally YoY to 1,087koz (H1 2019:
1,083koz), with the contribution from Gruyere (only commenced production in July 2019) and increased production days, largely offset by the impact of Covid-19 stoppages at South Deep and Cerro Corona as well as the impact of the lower copper price at Cerro Corona, which resulted in lower gold equivalent ounces.

The increase in production days relates to a decision that was taken, during Q2 2020, to align the production months with the calendar months, which resulted in an extra 10 production days in H1 2020.
These 10 extra production days also impacted Q2 2020. This once-off adjustment has no impact on H2 2020.

All-in sustaining costs (AISC) for the Group for H1 2020 is US$986/oz, compared to US$891/oz in H1 2019, an increase of 11% YoY, driven by an increase in net operating costs (mainly driven by a move of waste tonnes from capital to operating costs at Damang following intersection of the main orebody), sustaining capital expenditure and royalties (approximately US$15/oz) as well as lower by-product credits
(due to the lower copper price). Covid-19 related costs are estimated at approximately US$20/oz for H1 2020 and are embedded in the AISC.

All-in costs (AIC) for H1 2020 was 4% lower YoY at US$1,065/oz (H1 2019: US$1,106/oz) as project capital was US$137m lower in H1 2020 compared to H1 2019, which more than offset the increases relating to AISC, discussed above.

For Q2 2020 attributable group gold-equivalent production was 550koz (Q1 2020: 537koz), with AISC of
US$997/oz (Q1 2020: US$975/oz) and AIC of US$1,069/oz (Q1 2020: US$1,060/oz).

Revised cost guidance for FY 2020
FY 2020 Production guidance, as updated with the Q1 2020 operating update, remains intact at between
2.200Moz and 2.250Moz.

In light of the increase in costs in H1 2020, we are increasing our cost guidance for the year. AISC is expected to be between US$960/oz and US$980/oz (original guidance: US$920/oz - US$940/oz) and
AIC is expected to be between US$1,070/oz and US$1,090/oz (original guidance: US$1,035/oz -
US$1,055/oz). The revised cost guidance is based on an estimated rand exchange rate of R17.00 and
A$ exchange rate of 0.70 for H2 2020. Increased royalties (due to the higher gold price) account for
US$15/oz of the cost increase, while Covid-related costs account for US$10/oz. Potential further Covid-19 related disruptions increases the risk to Group production and cost guidance.

The financial information on which this trading statement is based has not been reviewed, and reported on, by the Company’s external auditors.

Gold Fields is expected to release H1 2020 financial results on Thursday, 20 August 2020.
Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email : Avishkar.Nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email : Sven.Lunsche@goldfields.com
ends
Notes to editors

About Gold Fields
Gold Fields is a globally diversified gold producer with nine operating mines in Australia, Peru, South Africa and West Africa (including the
Asanko JV), as well as one project in Chile. We have total attributable annual gold-equivalent production of 2.2Moz, attributable gold-equivalent
Mineral Reserves of 51.3Moz and Mineral Resources of 115.7Moz. Our shares are listed on the Johannesburg Stock Exchange (JSE) and our
American depositary shares trade on the New York Stock Exchange (NYSE).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 5 August 2020
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer